CERTIFICATE OF TRUST
OF
SAVVLY FUND

This Certificate of Trust of Savvly Fund (the "Trust") is being duly executed and filed on behalf of the Trust by the undersigned, as trustee, to form a statutory trust under the Delaware Statutory Trust Act (12 Del. C. Section 3801 *et seq.*) (the "Act").

1. Name. The name of the trust formed hereby is Savvly Fund.

2. Registered Office; Registered Agent. The business address of the Trust's registered office in the State of Delaware is 8 The Green STE D, Dover, DE 19901. The name of the Trust's registered agent at such address is Delaware Registered Agent Service LLC.

3. Investment Company. The Trust will be a registered investment company under the Investment Company Act of 1940, as amended.

4. Effective Date. This Certificate of Trust shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has duly executed this Certificate of Trust in accordance with Section 3811(a)(1) of the Act.

Dario Fusato

Name: Dario Fusato
Title: Trustee

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:53 AM 11/18/2024
FILED 11:53 AM 11/18/2024
SR 20244238208 - File Number 10010158